IN THE MATTER OF FILE NO. 70-9897 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Anthony Wilson Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740

On December 31, 2001, the Securities and Exchange Commission (SEC) issued Release No. 35-27486 in File No. 70-9897 (the Order) authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the Company) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the Act) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from October 1, 2002 through December 31, 2002 ("the current period").

In the third quarter of 2002, after identifying miscalculations in business segment information included in its second quarter Form 10-Q, the Company initiated a comprehensive review of prior period financial statements and reports and subsequently identified additional errors.  This comprehensive review has not been completed and as a result the financial information required by this report cannot be filed within the prescribed time period.  The Company continues to work with its independent accountants to conclude this comprehensive review, and it will file the relevant information as soon as practicable after the filing of its Annual Report on Form 10-K for the year ended December 31, 2002.

a). Computation under Rule 53 (a) setting forth the Company's consolidated retained earnings and aggregate investment in all Electric Wholesale Generators (EWG's) and Foreign Utility Companies (FUCOS):

(Thousands)	December 31, 2002
Investment in EWG's and FUCOS Consolidated retained earnings (four quarter average) Ratio of aggregate investment to consolidated retained earnings	$ [not available] $ [not available] [not available]

b.) Breakdown showing the Company's aggregate investment in each individual EWG/FUCO project covered by the Order:

(Thousands)	December 31, 2002

Envirotech[1]
LAEEP I, LP*[2]
Fondelec[3]
AE Supply Gleason Generating Facility, LLC

AE Supply Wheatland Generating Facility, LLC
AE Supply Lincoln Generating Facility, LLC
Allegheny Energy Hunlock Creek, LLC
   Total Investments in EWG's/FUCOs**

$ [not available] [not available] [not available] [not available] [not available] [not available] [not available] $ [not available]

c.) The consolidated capitalization ratio of the Company at the end of the current period:

(Thousands)	December 31, 2002

Common equity Preferred stock Minority interest Long-term and short-term debt Total Capitalization	$ [not available] [not available] [not available] [not available] $ [not available]	[not available] [not available] [not available] [not available] [not available]

d.) The market-to-book ratio of the Company's common stock at December 31, 2002 was $ [not available].

e.) New investments or commitments to invest in new EWG/FUCO projects during the current period was:

Amount Invested

[not available].	$[not available]
1 Expected to be written off in the Fourth Quarter 10-Q of 2002. 2 Expected to be written off in the Fourth Quarter 10-Q of 2002. 3 Expected to be written off in the Fourth Quarter 10-Q of 2002.

f.) Analysis of growth in consolidated retained earnings segregating total earnings growth of EWGs and FUCOs from that attributable to "Other Subsidiaries" for the current period:

(Thousands)	Allegheny Energy, Inc.	EWG's And FUCO's*

Retained earnings at October 1, 2002 Net income/ (loss) Dividend declared Retained Earnings at December 31, 2002	$ [not available] [not available] [not available] $ [not available]	$ [not available] [not available] [not available] $ [not available

*Amounts do not include earnings of FUCO's in which the Company, through Allegheny Ventures, Inc., holds a minority interest.

           As defined in the Order, "Other Subsidiaries" refers the subsidiaries of the Company, other than the Operating Companies and AE Supply. The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as "Utility Subsidiaries." The Operating Companies, dba Allegheny Power include West Penn Power Company (West Penn), The Potomac Edison Company (Potomac Edison) and Monongahela Power Company (Monongahela Power).

g.) Statement of revenues and net income for each EWG and FUCO for the twelve months ending December 31, 2002:

(Thousands)	Revenue*	Income
Allegheny Energy Hunlock Creek, LLC AE Supply Gleason Generating Facility, LLC AE Supply Wheatland Generating Facility, LLC AE Supply Lincoln Generating Facility, LLC Total	$ [not available] [not available] [not available] [not available] $ [not available]	$ [not available] [not available] [not available] [not available] $ [not available]
*Does not include FUCO's in which the Company, through Allegheny Ventures, Inc., holds a minority interest.

h.) Sales of common stock for the Company during the current period were:

Share Price at Agreement Date
Avg. Market Price	Avg. Purchase Price*
Issuance of common stock	[not available]	$ [not available]	$ [not available]
*Reflects the Company's equity accounting for issuance of common stock for 401-k Company match and for dividend reinvestment.

i.)  The total number of shares of common stock issued during the current period under the Company's share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted, were:

Number of Shares Issued
Share purchase and dividend reinvestment plan Employee benefit plan Executive compensation plan Stock options exercised	$ [not available] [not available] [not available] [not available] $ [not available]

j.) Guarantees and credit support provided by the Company including the name of the issuing company and the name of the subsidiary company during the current period were:

Name of Issuing Company	Counterparty	On behalf of:

Allegheny Energy, Inc.	Anadarko Energy Services Co	Mountaineer Gas Company

k.) Short term debt issued by the Company, including the term and amount, during the current period was as follows:

Term	Amount

[not available]	$[not available]

l.) For any financings consummated by any Operating Company (see item (f) above) during the current period which financings are not exempt under Rule 52:

Term	Amount

[not available]	$[not available]

m.) Any financings consummated by AE Supply or any Other Subsidiary (see item (f) above) during the current period which financings are not exempt under Rule 52:

Term	Amount

[not available]	$[not available]

n.) Any financings consummated by any Operating Company (see item (f) above) during the current period under the exemption provided by Rule52:

Term	Amount

[not available]	$ [not available]

o.) Any financings consummated by AE Supply or any Other Subsidiaries (see item (f) above) during the current period under the exemption provided by Rule52:

Term	Amount

[not available].	$ [not available]

p.) The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the current period and identification of the parties to the Instrument:

Name of Counter Party	Company	Term	Notional Amount

[not available]	[not available]	[not available]	$ [not available]

q.) The name parent company and amount invested in any new Intermediate company or financing entity during the current period:

Intermediate Company Name	Parent Company Name	Notional Amount

[not available]	$ [not available]

r.)  Attach consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period see Exhibit A attached.

Financial Statements - [NOT AVAILABLE]

As previously announced, Allegheny Energy, Inc.'s and its subsidiaries financial statements for the fiscal year ended December 31, 2002 are not yet available. Allegheny is undertaking a comprehensive review of its financial statements in conjunction with the audit of 2002 financial results. Allegheny commits to file the financial information required by this report as soon as practicable after the filing of its Annual Report on Form 10-K for the year ended December 31, 2002.

Allegheny Energy, Inc. Allegheny Energy Supply Company, LLC By /S/ THOMAS K. HENDERSON Thomas K. Henderson
March 31, 2003